SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 16, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 16, 2007

Messrs.
Bolsa de Comercio de Buenos Aires (Stock Exchange of Buenos Aires) / Comisión Nacional de Valores (Securities and Exchange Comisión)

By hand

Dear sirs,

The purpose of this letter is to inform you that the Superintendency of Financial and Exchange Entities of the Central Bank of the Argentine Republic has informed us that it has resolved not to object the distribution of profits in cash in the amount of $ 102,591,515.55 requested by Banco Macro S.A. As a consequence, the said distribution of profits only needs to be approved at the shareholders’ meeting to be held on April 26th.

Yours sincerely,

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 16, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact